Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of: April, 2002 Commission File Number 1-14992

CORUS ENTERTAINMENT INC.
(Name of Registrant)

181 Bay Street
Suite 1630
Toronto, Ontario
M5J 2T3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ________ Form 40-F ___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ________ No ___X___

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORUS ENTERTAINMENT INC.

By: Tom Peddie

Name: Thomas C. Peddie
Title: Senior Vice President & C.F.O.

Date: April 23, 2002

EXHIBIT INDEX

Exhibit	Description of Exhibit	Page
A	Management Information Circular	4

CORUS™

ENTERTAINMENT

CORUS ENTERTAINMENT INC.

NOTICE AND
MANAGEMENT INFORMATION CIRCULAR

FOR THE
ANNUAL MEETING
OF SHAREHOLDERS
DECEMBER 11, 2001

CORUS ENTERTAINMENT INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of shareholders of CORUS ENTERTAINMENT INC. (the "Corporation") will be held at The Design Exchange, 234 Bay Street, Toronto, Ontario, Canada, on Tuesday, the 11th day of December, 2001, at 11:00 a.m. (Toronto time) for the following purposes:

1. to receive and consider the financial statements of the Corporation for its financial year ended August 31, 2001, together with the report of the auditors thereon;

2. to fix the number of directors within the minimum and maximum number at 12;

3. to elect directors for the ensuing year;

4. to appoint auditors for the ensuing year; and

5. to transact such further and other business as may properly be brought before the Meeting and any adjournment(s) or postponement(s) thereof.

A copy of the management information circular and the 2001 Annual Report of the Corporation which includes its consolidated financial statements for its fiscal year ended August 31, 2001 accompany this Notice. Details of all matters proposed to be put before the Meeting are set forth in the accompanying management information circular. Additional copies of the Corporation's 2001 Annual Report and copies of the Corporation's current Annual Information Form may be obtained by writing to the Corporation at the following address: Corus Entertainment Inc., 16th Floor, BCE Place, Bay-Wellington Tower, 181 Bay Street, Toronto, Ontario M5J 2T3.

Only shareholders of record at the close of business on October 31, 2001 will be entitled to vote at the Meeting, except to the extent that a shareholder of record has transferred any shares after that date and the transferee of such shares establishes proper ownership and requests not later than 10 days before the Meeting that the transferee's name be included in the list of shareholders entitled to vote at the Meeting.

Shareholders who do not expect to attend the meeting in person are requested to complete the accompanying proxy and mail it to CIBC Mellon Trust Company, 200 Queen's Quay East, Unit 6, Toronto, Ontario M5A 4K9, so that it will be in the possession of the Corporation not later than 48 hours (excluding Saturdays and holidays) before the time fixed for the meeting or an adjournment or postponement thereof, to be used at the meeting or an adjournment or postponement thereof. A self-addressed envelope is provided for this purpose.

Holders of Class A Participating Shares of the Corporation will be entitled to vote separately as a class on any resolution put forward at the meeting. Holders of Class B Non-Voting Participating Shares are entitled to attend and speak at the meeting, but are not entitled to vote on any matter proposed for consideration.

DATED at Toronto, Ontario this 1st day of November, 2001.

By Order of the Board of Directors

JOHN R. (JACK) PERRATON
Secretary

CORUS ENTERTAINMENT INC.

ANNUAL MEETING OF SHAREHOLDERS
DECEMBER 11, 2001

MANAGEMENT INFORMATION CIRCULAR

PROXY SOLICITATION

This Management Information Circular (the "Circular") is furnished in connection with the solicitation of proxies by or on behalf of management of CORUS ENTERTAINMENT INC. (the "Corporation" or "Corus") for use at the annual meeting (the "Meeting") of shareholders of the Corporation to be held at 11:00 a.m. (Toronto time) on December 11, 2001 at the Design Exchange, 234 Bay Street, Toronto, Ontario, or any postponement(s) or adjournment(s) thereof, for the purposes set forth in the accompanying Notice of Meeting. Except as otherwise stated, the information contained herein is given as of November 1, 2001. This solicitation is made by management of the Corporation. All sums are expressed in Canadian dollars.

The solicitation will be primarily by mail, but proxies may also be solicited personally by regular employees of the Corporation for which no additional compensation will be paid. The cost of preparing, assembling and mailing this Circular, the notice of meeting, the form of proxy and any other material relating to the Meeting has been or will be borne by the Corporation.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are officers of the Corporation and will represent management of the Corporation at the Meeting. A shareholder desiring to appoint some other person to represent him or her at the meeting may do so either by inserting the name of such other person, who need not be a shareholder, in the space provided in the form of proxy and striking out the names of the specified persons, or by completing another form of proxy. In either case, the shareholder must deliver or send the form of proxy to Proxy Department, CIBC Mellon Trust Company, 200 Queen's Quay East, Unit 6, Toronto, Ontario M5A 4K9 so that it will be received not later than 48 hours (excluding Saturdays and holidays) before the time fixed for the meeting or an adjournment or postponement thereof, but prior to the use of the proxy at the meeting or an adjournment or postponement thereof.

REVOCATION OF PROXIES

A shareholder who has submitted a proxy may revoke it at any time insofar as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his or her attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized in writing and deposited with the Corporation, as the case may be, at any time up to and including the last business day preceding the date of the Meeting or with the Chairman of the Meeting on the date of the Meeting prior to the commencement of the Meeting and upon either of such deposits the proxy is revoked. A proxy may also be revoked if a shareholder personally attends the Meeting and votes his or her shares, or in any other manner permitted by law.

VOTING OF PROXY

The management representatives designated in the enclosed forms of proxy will vote or withhold from voting the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the share will be voted accordingly. **In the absence of such directions, it is intended that such shares will be voted FOR the adoption of all resolutions referred to in the Notice of Meeting, including the fixing of the number of directors at 12, the election of directors and the appointment of auditors.**

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the

Notice of Meeting. If any such amendment, variation or other matter which is not now known should properly come before the Meeting, then the persons named in the form of proxy will vote on such matters in accordance with their best judgment with respect to the shares represented by such proxy.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only the holders of Class A Participating Shares ("Class A Shares") of the Corporation of record at the close of business on October 31, 2001, the record date fixed by the directors of the Corporation, will be entitled to vote on all matters at the Meeting. Each holder of Class A Shares is entitled to one vote for each such share held. As at October 31, 2001, there were 1,842,677 Class A Shares and 40,761,198 Class B Non-Voting Participating Shares ("Class B Non-Voting Shares") outstanding. The Class B Non-Voting Shares are publicly traded on the Toronto Stock Exchange (the "TSE") and the New York Stock Exchange.

As at October 31, 2001 the only person or corporation who, to the knowledge of the Corporation, its directors or officers, owns beneficially, directly or indirectly, or exercises control or direction over, in excess of 10% of any class of the voting securities of the Corporation is JR Shaw, who beneficially owns, controls or directs 1,449,342 Class A Shares, which amount represents approximately 79% of the issued and outstanding Class A Shares. JR Shaw, members of his family and corporations owned and/or controlled by him have entered into a Voting Trust Agreement relating to all Class A Shares of the Corporation they own and/or control. The voting rights with respect to such shares are exercised by the representative of a committee of three trustees. The representative of the trustees will vote for the adoption of all the resolutions referred to in the Notice of the Meeting, including the fixing of the number of directors at 12, the election of directors and the appointment of auditors.

RESTRICTIVE SHARES

Holders of Class B Non-Voting Shares are not entitled to vote at meetings of shareholders of the Corporation except as provided by law and will not be entitled to vote on any matter at the meeting. In certain circumstances, if a take-over bid is made for the Class A Shares of the Corporation, a holder of Class B Non-Voting Shares may, at his or her option, convert any or all Class B Non-Voting Shares then held by such holder into Class A Shares on the basis of one Class A Share for each Class B Non-Voting Share so converted during a specified period of time. Under the Corporation's Articles, the Corporation is required to give notice of the occurrence of an event entitling the holders of Class B Non-Voting Shares to exercise such conversion right not later than 14 days prior to the expiry of the period relating to such event.

EXECUTIVE COMPENSATION

Compensation of Directors

Non-executive directors of the Corporation are remunerated for their services as directors as follows:

Annual retainer	$12,000
Fee per meeting attended	$ 1,500
Committee Meeting	$ 1,000
Committee Chairman Retainer	$ 2,500

During the fiscal year ended August 31, 2001, the Corporation paid a total of $103,000 to 9 directors for their annual retainer and a total of $101,000 to 9 directors for the attendance at meetings of the Board of Directors of the Corporation (the "Board") or its Committees.

On July 26, 2001 the Board adopted a deferred share unit plan effective September 1, 2001 for the directors of Corus Entertainment Inc. The purpose of the plan is to promote a greater alignment of interests between the individual director and the shareholders of the Corporation. Under the terms of the plan each director may have his or her annual retainer and attendance fee paid entirely in cash or 50% in deferred share units of the Corporation ("DSU's") and 50% in cash or entirely in DSU's. The deferred share units are redeemable when the director ceases to be a director of the company.

DSU's are granted to directors who participate in the plan on a quarterly basis. The number of DSU's that a director is entitled to receive in any particular quarter is based upon the percentage that the director has elected to receive in DSU's multiplied by one quarter of such director's annual retainer and attendance fees divided by the closing price on the TSE of the Class B Non-Voting Shares on the last trading day of the preceding fiscal quarter. The value of a DSU when converted to cash, is equivalent to the market value of Class B Non-Voting Shares at the time the redemption takes place. DSU's attract dividends in the form of additional DSU's at the same rate as dividends on Class B Non-Voting Shares. A director cannot convert DSU's to cash until the director ceases to be a member of the Board, an employee or an officer of the Corporation and its affiliates.

Executive Compensation

The following table sets forth the compensation of the Chief Executive Officer of Corus and the four other most highly compensated executive officers of Corus (collectively, the "Named Executive Officers") for the three most recently completed financial years of the Corporation. Prior to September 1, 1999, the date on which the Corporation became a public company, the business of the Corporation was carried on as a division of Shaw Communications Inc. ("Shaw") and certain of the Named Executive Officers were employed by Shaw. Information for 1999 relates to compensation received by those Named Executive Officers who were previously employed as officers of Shaw.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation		
					Awards		
Name and Principal Position	Year	Under Salary ($)	Bonus[1] ($)	Other Annual Compensation[2]	Securities Options	SARs Granted[3]	All Other Compensation ($)[4]
John M. Cassaday President and Chief Executive Officer	2001 2000 1999	700,000 700,000 700,000	561,750 Nil[5] 350,000[5]	121,466 132,286[7] 67,383	71,740 283,800 Nil	Nil Nil Nil	13,500 13,500 13,500
Heather A. Shaw Executive Chair	2001 2000 1999	500,000 500,000 300,000	Nil Nil[5] 100,000[5]	74,378 73,276[7] 40,821	51,240 202,700 Nil	Nil Nil Nil	13,500 13,500 13,500
Paul W. Robertson President, Television	2001 2000 1999	350,000 340,000 330,000	265,200 100,000[5] 150,000[5]	— — —	30,000 45,000 Nil	Nil Nil Nil	13,500 13,500 13,500
Michael Hirsh[6] Co-Chief Executive Officer Nelvana Limited	2001	450,000	42,187	69,500	75,000	Nil	13,500
Patrick Loubert[6] Co-Chief Executive Officer Nelvana Limited	2001	450,000	42,187	69,500	75,000	Nil	13,500

Notes:

(1) Bonuses paid during a fiscal year relate to performance during the preceding fiscal year. Bonuses for the fiscal year ended August 31, 2001 will be paid during the fiscal year ending August 31, 2002.

(2) Excludes prerequisites and other benefits because such compensation did not exceed the lesser of $50,000 and 10% of the total annual salary and bonus for any of the Named Executive Officers.

(3) See table under "Options Granted During Year Ended August 31, 2001".

(4) Represents amounts set aside to provide benefits under Corus' pension plans. See "Pension Plans" below.

(5) Does not include proceeds received from the exercise of warrants to purchase shares of the At Home Corporation which were issued to the Named Executive Officer during his or her employment at Shaw.

(6) Mr. Hirsh & Mr. Loubert joined Corus on November 15, 2000. The salary and benefits figures represent annual compensation.

(7) Restated.

Long-Term Incentive Plans

There were no awards or payouts to any of the Named Executive Officers during the financial year ended August 31, 2001 under any arrangement of the Corporation which would constitute a long-term incentive plan.

Stock Option Plan

The Board adopted a proposed stock option plan (the "Stock Option Plan") on November 23, 1999 which was ratified by the Shareholders of the Corporation at last year's annual meeting. Under the Stock Option Plan, options ("Options") to purchase Class B Non-Voting Shares may be granted from time to time by the directors of the Corporation to directors, officers and employees of and consultants to the Corporation and its subsidiaries (collectively, the "Participants").

The Stock Option Plan is administered by the Board and the Options may not have terms exceeding 10 years from the date of grant. Unless otherwise determined by the Board, the Options are not immediately exercisable, but rather 25% of the original grant is exercisable on each of the first, second, third and fourth anniversary of the date of grant. The Options must be issued at not less than their fair market value on the trading day immediately preceding the date on which the Option is granted. The fair market value is the closing price of the Class B Non-Voting Shares on the TSE on the trading day immediately preceding the date on which the Option is granted or, if such shares are not then listed and posted for trading on the TSE, such other exchange or published market selected by the Board upon which the Class B Non-Voting Shares may be listed and posted for trading. If the Class B Non-Voting Shares did not trade on such date, then the fair market value will be the closing price of the Class B Non-Voting Shares on the relevant exchange on the last previous day on which a sale is reported. The maximum number of Class B Non-Voting Shares issuable under the Stock Option Plan may not exceed 2,852,670 Class B Non-Voting Shares, and the aggregate number reserved for issuance to any one person shall not exceed 5% of the number of Class B Non-Voting Shares outstanding as of the date of the grant. As at October 31, 2001, 2,700,948 Class B Non-Voting shares have been issued pursuant to the exercise of options.

Options Granted During Year Ended August 31, 2001

The following table sets out options to purchase Class B Non-Voting Shares granted by the Corporation to the Named Executive Officers during the year ended August 31, 2001:

Option Grants During the Most Recently Completed Fiscal Year

Name	Securities/ SARs Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year (%)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
John M. Cassaday	71,740	7.36	40.25	40.25	Sept. 19, 2005
Heather A. Shaw	51,230	5.25	40.25	40.25	Sept. 19, 2005
Paul W. Robertson	11,960 18,040	3.08	40.25 37.90	40.25 37.90	Sept. 19, 2005 Apr. 26, 2006
Michael Hirsh	75,000	7.70	44.00	44.00	Sept. 17, 2005
Patrick Loubert	75,000	7.70	44.00	44.00	Sept. 17, 2005

The following table indicates the options exercised during the financial year ended August 31, 2001 by each of the Named Executive Officers and the value of options unexercised at year end:

Aggregate Options Exercised During the Financial Year Ended August 31, 2001 and Financial Year-End Option Values

Name	Securities Acquired On Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs as at Financial Year End (#)		Value of Unexercised In-the-Money Options/SARs as at Financial Year End(1) ($)	
			Exercisable	Non-Exercisable	Exercisable	Non-Exercisable
John M. Cassaday	Nil	Nil	70,950	284,590	327,789	983,367
Heather A. Shaw	Nil	Nil	50,675	203,265	234,118	702,355
Paul W. Robertson	Nil	Nil	11,250	51,790	51,975	155,925
Michael Hirsh	Nil	Nil	Nil	75,000	—	—
Patrick Loubert	Nil	Nil	Nil	75,000	—	—

Note:

(1) Based upon the closing price of the Class B Shares on the TSE on August 31, 2001 of $29.87 per Class B Non-Voting Share.

Employment Agreements

Corus entered into an employment agreement effective September 1, 1999 with John Cassaday. The agreement has a term of three years and provides for certain revenue payments in the event of termination of Mr. Cassaday's services. Corus also entered into agreements with each of Michael Hirsh and Patrick Loubert on September 17, 2000 confirming that each of them would continue to hold the office of Co-Chief Executive Officer of Nelvana Limited and extending the term of their employment to August 31, 2003.

Human Resources Committee

The Human Resources Committee is comprised of two outside and unrelated directors, Dennis M. Erker and Clinton C. Forster. The Compensation Committee has the responsibility of annually setting and approving the compensation package for the Executive Chair and CEO and for annually reviewing and approving the compensation packages for senior management of the Corporation. The Human Resources Committee also reviews and approves changes to the Corporation's Compensation Policies in respect of matters such as Pension Plans, Employee Benefit Plans and the structure and granting of stock options. Lastly, the Human Resources Committee approves the lateral appointment of senior management recruited from outside the Corporation, as well as the promotion of senior management within the Corporation.

Report on Executive Compensation

Salaries and Bonuses

Base salary levels for all executive officers (including the Executive Chair and CEO) are based upon performance and in relation to comparable positions within the industry and in the markets in which the Corporation operates, and are intended to achieve the following objectives:

1. to attract and retain executives and senior management required for the success of the Corporation;
2. to motivate performance;
3. to provide fair and competitive compensation commensurate with an individual's experience and expertise; and
4. to reward individual performance and contribution to the achievement of the Corporation's objectives.

The Corporation has established a short-term incentive plan for the benefit of its employees. The amounts payable under this incentive plan are tied to the performance of the individual business units and the Corporation as a whole.

Employee Share Purchase Plan

An employee share purchase plan (the "ESPP") was introduced by the Corporation to provide employees of the Corporation with an incentive to increase the profitability of the Corporation and a means to participate in that increased profitability. Generally, all non-unionized full-time employees of the Corporation and certain of its subsidiaries are eligible to enrol in the ESPP. Officers of the Corporation, including the Named Executive Officers, are entitled to participate in the ESPP on the same basis as all other employees of the Corporation.

Under the ESPP, each employee contributes, through payroll deductions, a minimum of $25.00 per semi-monthly pay period or $50.00 per monthly pay period to a maximum of 5% of the participant's monthly basic compensation. The Corporation contributes an amount equal to 25% of the participant's contributions for that month. CIBC Mellon Trust Company, as trustee under the ESPP, acquires Class B Non-Voting Shares for the benefit of participants through the facilities of the TSE using monies contributed to the ESPP. A participant may withdraw up to 100% of the shares vested in his or her account up to twice in any 12-month period without penalty.

Pension Plan

The Corporation provides all employees with a defined contribution pension plan (also known as a money purchase plan). Under this plan, the Corporation makes annual contributions equal to 5% of each employee's annual salary to a maximum contribution in the 2001 fiscal year of $13,500. Funds are accumulated under the employee's name and used on retirement to purchase one of several types of annuity at the option of the employee. Contributions on behalf of the Named Executive Officers are included in "All Other Compensation" in the Summary Compensation Table.

Submitted on behalf of the Human Resources Committee:

Dennis M. Erker
Clinton C. Forster
Heather A. Shaw

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Certain officers of the Corporation are currently indebted to the Corporation in connection with the purchase of Class B Non-Voting Shares. The loans granted by the Corporation to such officers do not bear interest. The Corporation has obtained a mortgage on the personal residence of each such officer in the full amount of the loan to such officer as security for such indebtedness. The aggregate amount of such indebtedness as of the date hereof was $1,102,000. Except for routine indebtedness, no other director or officer of the Corporation is or has been indebted to the Corporation. The following table sets forth details of such indebtedness to Corus.

Name and Principal Position	Involvement of Corporation or Subsidiary	Amount Outstanding as at August 31, 2001 ($)	Largest Amount Outstanding During Fiscal 2001 ($)
Heather Shaw Executive Chair	Lender	412,000	686,000
John M. Cassaday President and Chief Executive Officer	Lender	690,000	760,000

PERFORMANCE GRAPH

The Class B Non-Voting Shares of the Corporation have been listed and posted for trading under the symbol "CJR.B" on the TSE since September 3, 1999. The following chart compares the cumulative total shareholder return of $100 invested in Class B Non-Voting Shares of the Corporation on September 1, 2000 with the cumulative total shareholder return of The TSE 300 Index for the period September 1, 2000 to August 31, 2001 (assuming reinvestment of dividends).

Total Return Performance Corus v TSE300
Sept. 1/2000 — Aug. 31, 2001


100.00
90.00
80.00
70.00
60.00
50.00
40.00
Price (Cdn $)
Aug. 31/00
Feb. 28/01
Aug. 31/01
Corus
TSE

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Corporation.

The Board believes that its commitment to sound corporate governance practices is in the interest of its shareholders and contributes to effective and efficient decision making. The TSE Committee on Corporate Governance has issued a series of guidelines (the "TSE Guideline") for effective corporate governance. The guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. A company listed on the TSE is required to disclose annually its approach to corporate governance with reference to the guidelines and the TSE Guideline. See Schedule A which details the corporate governance practices of the Corporation.

PARTICULARS OF OTHER MATTERS

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted upon such matters in accordance with the best judgment of the person voting the proxy.

MATTERS TO BE ACTED UPON AT THE MEETING

Financial Statements

The financial statements of the Corporation for the year ended August 31, 2001, together with the auditors' report thereon, are contained in the 2001 Annual Report of the Corporation mailed to shareholders with this Management Information Circular.

Election of Directors

The Articles of the Corporation provide for a minimum of three and a maximum of 15 directors. It is proposed that the number of directors to be elected at the meeting be fixed at 12 and that the 12 persons listed below be nominated for election as directors of the Corporation to hold office until the next annual meeting of shareholders or until their successors are elected or appointed. **Management recommends voting in favour of each nominee. Unless specified in a form of proxy that the Class A Shares represented by the proxy shall be voted otherwise, the management representatives designated in the enclosed form of proxy intend to vote FOR the election as directors of the proposed nominees whose names are set out below.**

The term of office for each person will be until the next annual meeting or until his or her successor is elected or appointed. In the event that prior to the meeting any of the nominees listed below decline, or are unable, to stand for election as directors, it is intended that discretionary authority shall be exercised to vote the proxy hereby solicited (unless otherwise directed as aforesaid) for the election of any other person or persons as directors. Management is not now aware that any of such nominees would be unwilling or unable to serve as a director if elected.

The following table sets out the names and present principal occupation of the persons proposed to be nominated for election as directors, the positions held by them with affiliated corporations, the date on which each became a director of the Corporation and the approximate number of shares of the Corporation beneficially owned or controlled by each of them as of November 1, 2001:

Name and Municipality of Residence	Director Since	Principal Occupation, Positions and Significant Affiliations	Shares Owned/Controlled[1]	
			Class A	Class B
JOHN M. CASSADAY[3][5] .... *Toronto, Ontario*	September 1999	President and Chief Executive Officer, Corus	Nil	149,010
DENNIS M. ERKER[3][4] .... *Edmonton, Alberta*	September 1999	Partner, The FE Advisory Group (a financial and estate planning company)	1,225	25,598
CLINTON C. FORSTER[4] .... *Victoria, British Columbia*	September 1999	President, Forvest Broadcasting Corporation (a radio broadcasting company)	Nil	203,333
MICHAEL HIRSH .... *Toronto, Ontario*	December 2000	Co-Chief Executive Officer, Nelvana Limited	Nil	327,228
DAVID A. JENSEN[2] .... *Englewood, Colorado*	July 2000	Vice President, Liberty Media	Nil	Nil
DAVID KOFF .... *Englewood, Colorado*	—	Senior Vice President, Liberty Media	Nil	Nil
WENDY A. LEANEY[2]	July 2000	President, Wyoming Associates Ltd.	Nil	1,783
DOROTHY ZOLF MCDONALD, PHD[5] *Toronto, Ontario*	September 1999	Corporate Director, former Associate Professor, Graduate Program in Communication Studies, University of Calgary and Visiting Professor, University of Alberta	Nil	3,500
CATHERINE ROOZEN .... *Edmonton, Alberta*	July 2001	Vice President Cathton Holdings (an investment holding company)	171,666	405,654
TERRANCE E. ROYER[2][3] .... *Calgary, Alberta*	September 1999	Executive Vice Chairman Royal Host Corp. (a hotel management company)	Nil	5,716
HEATHER A. SHAW[3][4] .... *Calgary, Alberta*	September 1999	Executive Chair, Corus	1,332	20,898

Name and Municipality of Residence	Director Since	Principal Occupation, Positions and Significant Affiliations	Shares Owned/Controlled[(1)] Class A	Class B
JULIE M. SHAW[(5)] .... *Calgary, Alberta*	September 1999	Director of Facilities, Shaw Communications Inc. and Secretary, Shaw Foundation	1,332	9,132

Notes:

(1) The information as to the shares beneficially owned, or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

(2) Member of the Corporation's Audit Committee.

(3) Member of the Corporation's Executive Committee.

(4) Member of the Corporation's Human Resources Committee.

(5) Member of the Corporation's Corporate Governance Committee.

Each director of Corus has been engaged for more than five years in his or her principal or prior occupation, as the case may be, except as follows: prior to January 1999, Terrance E. Royer was President and Chief Executive Officer of Royco Hotels and Resorts Ltd.; prior to September 1999, Heather A. Shaw was President, DMX Canada and Shaw Advertising Services; prior to September 1999, John M. Cassaday was President and Chief Executive Officer, Shaw Media and prior to September 1997, was President and Chief Executive Officer of CTV Television Network Ltd.

The directors and senior officers of the Corporation beneficially own, directly or indirectly, or exercise control or direction over 9.53% of the issued and outstanding Corus Class A Shares and 3.41% of the issued and outstanding Class B Non-Voting Shares.

Appointment of Auditors

Management proposes to nominate Ernst & Young LLP, Chartered Accountants, the present auditors, as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders. **It is intended that, on any ballot that may be called for relating to the appointment of auditors, the Class A Shares represented by proxies in favour of management nominees will be voted IN FAVOUR of the appointment of Ernst & Young LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders, unless authority to do so is withheld.**

CERTIFICATE

The contents of this Circular and the sending thereof to the shareholders of the Corporation have been approved by the Board.

Toronto, Ontario, November 1, 2001.

By Order of the Board of Directors

JOHN M. CASSADAY
President and Chief Executive Officer

Schedule A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors of the Corporation (the "Board") endorses the principle that sound corporate governance practices ("Corporate Governance Practices") are important to the proper functioning of the Corporation and the enhancement of the interests of its shareholders. The Corporation's Corporate Governance Practices are summarized below, indicating where appropriate, by means of footnotes, the number of the corporate governance guideline adopted by The Toronto Stock Exchange ("TSE Guideline"). This statement of Corporate Governance Practices was prepared by the Corporate Governance Committee of the Board and approved by the Board.

In this statement, the term "unrelated director" has the meaning given to it in TSE Guideline No. 2 — a director who is independent of management and is free from any interest and any business or other relationship, which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. As well, the term "related director" is used to describe a director who is not an unrelated director.

The Board

The Board has explicitly assumed responsibility for the stewardship of the Corporation and discharges its responsibilities either directly or through its committees. In addition to fulfilling its statutory requirements the Board oversees and reviews: (i) the strategic and operating plans and financial budgets;[1] (ii) the principal risks and the adequacy of systems and procedures to manage these risks;[2] (iii) management development, succession planning and compensation and benefit policies;[3] (iv) major acquisitions, strategic investments and alliances and business development initiatives; (v) the Corporation's communications policies;[4] (vi) the Corporation's corporate governance practices;[5] and (vii) the integrity of the Corporation's internal control and management information systems.[6]

The frequency of Board meetings as well as the nature of agenda items may change depending on developments in the Corporation's affairs.

The Board has examined its current size and make-up to consider whether it promotes effectiveness.[7] In fiscal 2001 there were twelve members on the Board, ten of whom the Board believes to be unrelated directors. Accordingly, the Board is constituted with a majority of individuals who qualify as unrelated directors. In deciding whether a particular director is a related director or an unrelated director, the Board examined the factual circumstances of each director's relationship to management and the Corporation and considered them in the context of many factors.

The Corporation is indirectly controlled by Mr. JR Shaw[8] who has the right to exercise a majority of the votes for the election of all the members of the Board and is the "significant shareholder" of the Corporation.

The Board believes that eight of the ten unrelated directors are independent directors who are free from any interests in or relationships with the significant shareholder or any of its affiliates.[9]

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[1] TSE Guideline No.1(a)

[2] TSE Guideline No. 1(b)

[3] TSE Guidelines No. 1(c) and No. 8

[4] TSE Guideline No. 1(d)

[5] TSE Guidelines No. 5 and No. 10

[6] TSE Guideline No. 1(e)

[7] TSE Guideline No. 7

[8] Mr. Shaw owns and exercises control and direction over, directly or indirectly through his ownership of various holding companies and through a voting trust agreement, an aggregate of approximately [79%] of the issued Class A voting shares, and approximately [2.9%] of the issued Class B non-voting shares of the Corporation.

[9] TSE Guidelines No. 1 and No. 3.

The Board considers that the current composition of the Board is appropriate in light of the structure and ownership of the Corporation's share capital and that the seven directors who are not related to either the Corporation or the significant shareholder ensure that the views of shareholders other than the significant shareholder are brought to and considered by the Board.[10]

The Corporation has separated the roles of the Chair of the Board and the Chief Executive Officer, through the appointment of Ms. H. Shaw as Executive Chair of the Board and Mr. Cassaday as President and Chief Executive Officer (CEO).

It is the responsibility of the Chair of the Board to ensure the effective operation of the Board in fulfilling its mandate. The Chair discusses directly with each chair of the committees the mandate and functioning of the committees and reviews any recommendations from the committees regarding their effectiveness with the Corporate Governance Committee.

Board Committees

The Board has four committees: the Audit Committee, the Human Resources Committee, the Executive Committee and the Corporate Governance Committee. From time to time, special purpose committees of the Board may be appointed to deal with particular matters.

Audit Committee[11]

The Audit Committee is composed only of outside directors, all of whom are unrelated directors.[12] The committee's responsibilities include receiving and approving the Corporation's quarterly consolidated financial statements, financial reporting procedures, internal audit plan, the adequacy of internal controls and information systems, the external audit plan and the terms of engagement and fees of the external auditors and the performance of the Corporation's external auditors. The committee also has the responsibility to review, and to recommend for approval, the annual consolidated financial statements prior to their approval by the full Board.

Human Resources Committee[13]

The Human Resources Committee is composed of a majority of outside and unrelated directors.[14] The committee approves the compensation of senior executives and reviews and recommends to the Board for approval the Corporation's executive compensation policies. The committee also reviews the design and competitiveness of the Corporation's compensation and benefit programmes and the Corporation's management development and succession planning for its senior executives.

Executive Committee[15]

The Executive Committee is composed of two outside and unrelated directors and two related directors.[16] Subject to the Corporation's articles, the Executive Committee has been delegated all of the powers that may be delegated to an Executive Committee under the Corporation's governing statute, being the *Canada Business Corporations Act.*

Corporate Governance Committee[17]

The Corporate Governance Committee is composed of a majority of unrelated directors.[18] It is responsible for developing the approach of the Corporation to matters of corporate governance, including the mandate, size and

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10 TSE Guideline No. 7.

11 The Audit Committee's members in Fiscal 2001 were Mr. T. Royer, who is Chair, Ms. Leaney and Mr. Jensen.

12 TSE Guideline No. 9 and No. 13.

13 The Human Resources Committee's members in Fiscal 2001 were Mr. Forster, who is Chair, Mr. Erker and Ms. H. Shaw.

14 TSE Guideline No. 9.

15 The Executive Committee's members in Fiscal 2001 were Ms. H. Shaw who is Chair, Mr. Erker, Mr. Royer and Mr. Cassaday.

16 TSE Guideline No. 9.

17 The Corporate Governance Committee's members in Fiscal 2001 were Ms. Dorothy Zolf McDonald who is Chair, Mr. Flowers, Mr. Cassaday and Ms. J. Shaw.

18 TSE Guideline No. 9.

composition of the board and its committees and assessing the effectiveness of the Board, its members and committees.[19] The committee is also responsible for reporting to the Board with respect to the adequacy and form of the compensation of directors, appropriate nominees for election to the Board and ensuring new directors receive appropriate orientation materials.[20] The committee recognizes the desirability of directors being able to consult outside professional advisors and has developed a process to facilitate obtaining such advice at the expense of the Corporation in appropriate circumstances.[21]

Investor Feedback

The Corporation maintains frequent contact with Investors, which the Board believes is important and highly effective. Every investor inquiry receives a prompt response from the Corporation.

Board's Expectations of Management

The quality and completeness of information which management provides to the Board is critical to the proper functioning of the Board. The Chair of the Board and the committees monitor the nature of the information requested of and provided by management to the Board so that the Board is able to determine if it can be more effective in identifying problems and opportunities for the Corporation.

The Chief Executive Officer has provided a detailed job description for the office of the Chief Executive which specifically outlines the responsibilities. This job description and objectives for the current year have been approved by the Corporate Governance Committee.

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19 TSE Guidelines No. 4 and No. 12.

20 TSE Guideline No. 6.

21 TSE Guideline No. 14.

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